LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.laura-ashley.com

Please reply to Fax No: 020 7880 5111

16 July 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

dlw 7/20

on behalf of
David Cook
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

16 July 2004

RECEIVED
2004 JUL 19 P 4:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LAURA ASHLEY HOLDINGS plc
("the Company")

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Laura Ashley, today announces the appointment of Mr Roger Bambrough to the Board as a non-executive director with immediate effect.

Mr Roger Bambrough, aged 67, is a Fellow of the Institute of Chartered Accountants in England and Wales. Mr Bambrough will bring considerable business experience to the Company. He began his career with Peat Marwick Mitchell (now KPMG). Mr Bambrough has held a number of senior finance and audit positions both in the United Kingdom and abroad and has served as an advisor to the Overseas Development Administration, the aid agency of the Foreign & Commonwealth Office, and a director of the Commonwealth Partnership for Technology.

Mr Bambrough is currently a non-executive director of Corus Hotels plc. In the last five (5) years, he has held a directorship in YTL Cement Berhad (Malaysia).

Enquiries:

Melissa McVeigh/ James Olley	Brunswick Group	020 7404 5959